

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Joseph D. Gangemi
Chief Financial Officer
Malvern Bancorp, Inc.
42 East Lancaster Avenue
Paoli, PA 19301

> **Re: Malvern Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 9, 2023**
> **File No. 000-54835**

Dear Joseph D. Gangemi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance

cc: Paul Aguggia, Esq.